Exhibit (a)(5)(A)

Sizmek Commences Tender Offer for All Outstanding Shares of Rocket Fuel

— Previously-Announced Offer Price of $2.60 Per Share in Cash —

NEW YORK, New York, REDWOOD CITY, California, August 2, 2017 — Rocket Fuel Inc. (NASDAQ: FUEL) (“Rocket Fuel”) and Sizmek Inc. (“Sizmek”) today announced that Fuel Acquisition Co., a wholly owned subsidiary of Sizmek, has commenced the previously-announced tender offer for all of the outstanding shares of common stock of Rocket Fuel at a price of $2.60 per share, net to the seller in cash without interest.

On July 18, 2017, Rocket Fuel and Sizmek announced that Rocket Fuel, Sizmek and Fuel Acquisition Co. had entered into a definitive merger agreement pursuant to which the tender offer would be made. Fuel Acquisition Co. and its parent company, Sizmek, are affiliated with Vector Capital. Pursuant to the merger agreement, after completion of the tender offer and the satisfaction or waiver of certain conditions, Rocket Fuel will merge with Fuel Acquisition Co., and all outstanding shares of Rocket Fuel’s common stock (other than shares owned by Sizmek or Fuel Acquisition Co., held by Rocket Fuel as treasury stock or by any stockholder of Rocket Fuel who or which is entitled to and properly demands and perfects appraisal of such shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will be automatically cancelled and converted into the right to receive cash equal to the $2.60 offer price per share, without interest. Rocket Fuel’s board of directors has determined that the merger agreement and the transactions contemplated thereby, including the offer and the merger, are in the best interests of Rocket Fuel’s stockholders, has approved the merger agreement and the transactions contemplated thereby, including the tender offer and the merger, and recommended that Rocket Fuel’s stockholders accept the tender offer and tender their shares in the tender offer.

Sizmek and Fuel Acquisition Co. are filing with the Securities and Exchange Commission (the “SEC”) today a tender offer statement on Schedule TO, including an offer to purchase and related letter of transmittal, setting forth in detail the terms and conditions of the tender offer. Additionally, Rocket Fuel will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of Rocket Fuel’s board of directors that Rocket Fuel’s stockholders accept the tender offer and tender their shares into the tender offer.

The completion of the tender offer is conditioned upon, among other things, satisfaction of a minimum tender condition and expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the German Act against Restraints of Competition. The tender offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time, at the end of August 29, 2017, unless extended or earlier terminated in accordance with the terms of the merger agreement. Upon the completion of the transaction, Rocket Fuel will become a privately held company.

About Rocket Fuel

Rocket Fuel Inc. is a predictive marketing software company that uses artificial intelligence to empower agencies and marketers to anticipate people’s need for products and services. Headquartered in Redwood City, California, Rocket Fuel has more than 20 offices worldwide and trades on the NASDAQ Global Select Market under the ticker symbol “FUEL.” Rocket Fuel, the Rocket Fuel logo, Moment Scoring, Advertising That Learns and Marketing That Learns are trademarks or registered trademarks of Rocket Fuel Inc. in the United States and other countries. For more information, visit www.rocketfuel.com.

About Sizmek

Sizmek creates impressions that inspire through its people-based creative optimization platform. In the digital world, creating impressions that inspire is vital to building meaningful, long-lasting relationships with your customers. Sizmek provides powerful, integrated solutions so creative and data work together, optimizing campaigns across all media. When your messages resonate, your impact amplifies, and your business reaches new heights. Sizmek operates its platform in more than 70 countries, with local offices providing award-winning service throughout North America, EMEA, LATAM, and APAC, and connecting more than 20,000 advertisers and 3,600 agencies to audiences around the world, serving over 2.3 trillion impressions each year. For more information, visit www.sizmek.com.

Important Additional Information and Where to Find It

This press release is not an offer to purchase or a solicitation of an offer to sell shares of Rocket Fuel’s common stock.

The solicitation and the offer to purchase shares of Rocket Fuel’s common stock described in this press release will be made only pursuant to the offer to purchase and related materials that Sizmek and Fuel Acquisition Co. have filed on Schedule TO with the SEC. In addition, Rocket Fuel will file its recommendation of the tender offer on Schedule 14D-9 with the SEC. Additionally, Rocket Fuel and Sizmek will file other relevant materials in connection with the proposed acquisition of Rocket Fuel by Sizmek pursuant to the terms of the merger agreement. INVESTORS AND STOCKHOLDERS OF ROCKET FUEL ARE ADVISED TO READ THE SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Investors and stockholders may obtain free copies of the Schedule TO and Schedule 14D-9, as each may be amended or supplemented from time to time, and other documents filed by the parties (when available), at the SEC’s web site at www.sec.gov, and from the information agent named in the tender offer materials. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by Rocket Fuel under the investor relations section of Rocket Fuel’s website (www.rocketfuel.com).

Forward-Looking Statements

This communication contains forward-looking statements regarding future events, including but not limited to the acquisition of Rocket Fuel by Sizmek and the capabilities of the combined company following the acquisition. Words such as “expect,” “believe,” “intend,” “plan,” “goal,” “focus,” “anticipate,” and other similar words are also intended to identify forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from the results anticipated by such statements, including, without limitation, due to: uncertainties as to the timing of the tender offer and the acquisition; the possibility that competing offers will be made; the possibility that various closing conditions for the tender offer or the acquisition may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the acquisition; the effects of disruption from the tender offer or acquisition on Rocket Fuel’s business; the fact that the announcement and pendency of the tender offer and acquisition may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the effects of disruption caused by the tender offer or acquisition making it more difficult to maintain relationships with employees, customers, vendors and other business partners; and the risk that stockholder litigation in connection with the tender offer or the acquisition may result in significant costs of defense, indemnification and liability.